Exhibit 8.1

List of Subsidiaries

Name	Place of Incorporation

CACM Group NY, Inc.	New York, United States
Color Star Technology Ohio Inc.	Ohio, Untied States
Color Metaverse Pte. Ltd.	Singapore
Color Sky Entertainment Limited	Hong Kong
Modern Pleasure International Limited	Hong Kong